AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO THE MAXIMUM MATURITY AGE

This Endorsement is part of your Certificate and is effective upon your receipt.

The Definition of Annuity Commencement Date, as previously added to your Certificate by the Endorsement Applicable to Roth IRA Certificates, is replaced with the following:

You may not choose an Annuity Commencement Date later than our maximum maturity age (currently age [95], unless a different age is required by State law), and any period certain you select must conform to IRS life expectancy tables in Treasury Regulations § 1.72-9.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson,	Dave S. Hattem, Senior Executive Director,
Chairman of the Board and Chief Executive Officer ]	Secretary and General Counsel ]

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